LEAD INVESTOR



Filip Niculete Senior Vice President

We were Brick Work's first subscriber, and it has been an integral part of our due diligence process for underwriting development sites in Los Angeles. Since the beginning they have grown to help other brokers and principals do the same. We also believe in the leadership of John and Alex and the ability to scale this business and bring value to principals and brokers nationally, just how it's been valuable to our team. With the constant shortage of housing in California, adding residential units through redevelopment and ADU's will be a constant theme for many years to come.

Invested $10,000 this round

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